UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 7, 2022, KB Financial Group Inc. furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2021.

The agenda for the annual general meeting of shareholders to be held on March 25, 2022 is currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2021

2)	Appointment of directors (one non-standing director and six non-executive directors)

2-1)	Non-Standing Director Candidate: Jae Keun Lee

2-2)	Non-Executive Director Candidate: Suk Ho Sonu

2-3)	Non-Executive Director Candidate: Myung Hee Choi

2-4)	Non-Executive Director Candidate: Kouwhan Jeong

2-5)	Non-Executive Director Candidate: Seon-joo Kwon

2-6)	Non-Executive Director Candidate: Gyutaeg Oh

2-7)	Non-Executive Director Candidate: Jaehong Choi

3)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Kyung Ho Kim

4)	Appointment of members of the Audit Committee, who are non-executive directors

4-1)	Audit Committee Member Candidate: Suk Ho Sonu

4-2)	Audit Committee Member Candidate: Myung Hee Choi

4-3)	Audit Committee Member Candidate: Kouwhan Jeong

5)	Approval of the aggregate remuneration limit for directors

6)	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

Non-Executive Director Candidate: Young Soo Kim

*	Shareholder’s proposal by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

Reference Materials:	The Board of Directors’ position on Agendum 6 (appointment of a non-executive director), proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

Agenda for Annual General Meeting of Shareholders for Fiscal Year 2021

Agendum 1. Approval of Financial Statements and the Proposed Dividend Payment for Fiscal Year 2021

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Financial Statements for Fiscal Year 2021

99.2	Consolidated Financial Statements for Fiscal Year 2021

KB Financial Group Inc.’s separate and consolidated financial statements, including the Independent Auditor’s Reports and the notes to the financial statements, are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

For the proposed dividend payment amount for fiscal year 2021, please refer to Separate Statements of Appropriation of Retained Earnings of the Separate Financial Statements for Fiscal Year 2021 included in Exhibit 99.1 attached hereto.

Agendum 2. Appointment of directors (one non-standing director and six non-executive directors)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2021	Term of Office

2-1) Appointment of Non-Standing Director	Jae Keun Lee	05/27/1966	Board of Directors	N/A	2 years

2-2) Appointment of Non-Executive Director	Suk Ho Sonu	09/16/1951	Non-Executive Director Nominating Committee	100%	1 year

2-3) Appointment of Non-Executive Director	Myung Hee Choi	02/22/1952	Non-Executive Director Nominating Committee	100%	1 year

2-4) Appointment of Non-Executive Director	Kouwhan Jeong	09/30/1953	Non-Executive Director Nominating Committee	100%	1 year

2-5) Appointment of Non-Executive Director	Seon-joo Kwon	11/12/1956	Non-Executive Director Nominating Committee	100%	1 year

2-6) Appointment of Non-Executive Director	Gyutaeg Oh	02/20/1959	Non-Executive Director Nominating Committee	100%	1 year

2-7) Appointment of Non-Executive Director	Jaehong Choi	08/01/1962	Non-Executive Director Nominating Committee	N/A	2 years

Nominee for Non-Standing Director(1)(2)

Name	Current Position	Career
Jae Keun Lee (New appointment)	• President & CEO, Kookmin Bank	• President & CEO, Kookmin Bank (Jan.2022~Present)
• Senior Executive Vice President, Head of Sales Group, Kookmin Bank (Jan.2020~Dec.2021)
• Senior Managing Director, Head of Strategy & Finance Planning Group, Kookmin Bank (Jan.2019~Dec.2019)
• Managing Director, Head of Strategy & Finance Planning Group, Kookmin Bank (Jan.2018~Dec.2018)
• Managing Director & CFO, KB Financial Group (Jan.2017~Dec.2017)
• General Manager, Financial Planning Department, KB Financial Group (Jan.2015~Dec.2016)
• General Manager, Pangyo Techno Valley Branch, Kookmin Bank (Jul.2013~Jan.2015)
• Chief Secretary, Secretariat, KB Financial Group (Jan.2013~Jul.2013)
• Acting Chief Secretary, Secretariat, KB Financial Group (Jan.2012~Jan.2013)

Note:	(1)	The nominee (i) has not engaged in any transaction with KB Financial Group Inc. in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group Inc.
	(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Nominees for Non-Executive Directors(1)(2)(3)

Name	Main Position	Career
Suk Ho Sonu (Re-appointment)	• Member of Advisory Committee, Korea Institute of Finance	• Member of Advisory Committee, Korea Institute of Finance (Mar.2018~Present)
• Visiting Professor, School of Business Administration, Hongik University (Mar.2017~Feb.2022)
• President’s Advisory Committee Member, Korea Asset Management Corporation (Dec.2016~Dec.2020)
• Visiting Professor, Business School, Seoul National University (Mar.2017~Feb.2019)
• Visiting Scholar, Korea Institute of Finance (Mar.2017~Feb.2018)
• Assistant Professor/Associate Professor/Professor, School of Business Administration, Hongik University and Dean, Graduate School of Business Administration, Hongik University (Mar.1991~Feb.2017)
• Investment Management Committee Member, Korea Credit Guarantee Fund (Dec.2003~Feb.2017)
• Civil Advisory Committee Member (Financial Services), Ministry of Foreign Affairs (Mar.2002~Dec.2014)
• Research Scholar and Head of Research, Korea Corporate Governance Service (May 2002~Feb.2014)
• Non-Executive Director, LG Fashion Corp. (Nov.2006~Apr.2012)
• Financial Supervision Innovation Initiatives Task Force Member, Office for Government Policy Coordination, Prime Minister’s Secretariat (Apr.2011~Oct.2011)

Myung Hee Choi (Re-appointment)	• Vice President, Korea Internal Control Assessment Institute	• Vice President, Korea Internal Control Assessment Institute (Oct.2011~Present)
• Auditor, Gigalane Corporation (Mar.2014~Mar.2017)
• Self-Evaluation Committee Member, Financial Services Commission (Mar.2005~Apr.2011)
• Vice President, Korea Exchange Bank(Ombudsman) (Mar.2009~Mar.2011)

Kouwhan Jeong (Re-appointment)	• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.	• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Sep.2019~Present)
• President Attorney at Law, Nambujeil Law and Notary Office Inc. (Dec.2017~Sep.2019)
• Attorney at Law, Nambujeil Law and Notary Office Inc. (May 2016~Dec.2017)
• Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency (Apr.2013~Aug.2014)

Seon-joo Kwon (Re-appointment)		• Visiting Scholar, Korea Institute of Finance (Apr.2017~Apr.2018)
• Chairman & CEO, Industrial Bank of Korea (Dec.2013~Dec.2016)
• Head of Risk Management and Customer Protection, Industrial Bank of Korea (Jan.2013~Dec.2013)
• Head of Risk Management, Industrial Bank of Korea (Jan.2012~Dec.2012)

Name	Main Position	Career
Gyutaeg Oh (Re-appointment)	• Professor, School of Business Administration, Chung-Ang University	• Professor, School of Business Administration, Chung-Ang University (Mar.1995~Present)
• Director, Emerging Infrastructure Fund (Jan.2007~Jan.2020)
• Non-Executive Director, Moa Savings Bank Co., Ltd (Mar.2018~Jan.2020)
• Non-Executive Director, Volkswagen Financial Service Korea (Apr.2016~Mar.2017)
• Risk Management Committee Member, Korea Technology Finance Corporation (Jan.2013~Mar.2017)
• Evaluation and Compensation Committee Chair, Risk Management Committee Member, Fund Management Evaluation Committee Member, National Pension Service (Feb.2007~Dec.2016)
• Dean, College of Business and Economics, Chung-Ang University (Jan.2014~Jan.2016)
• Public Funds Oversight Committee Member, Sub-Committee Chair, Financial Services Commission (Sep.2011~Sep.2015)
• Dean, Graduate School of Business, Chung-Ang University (Jan.2011~Feb.2013)
• Non-Executive Director, Kiwoom Securities Co., Ltd. (May.2010~May.2012)
Jaehong Choi (New appointment)	• Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University

•  Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University (Mar.2007~Present)

•  Honorary Ambassador, Seoul Digital Foundation (Feb.2022~Present)

•  Non-Executive Director, Kakao Corp. (Oct.2014~Mar.2020)

Note:	(1)	Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group Inc., details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group Inc. as well as the website of the Korea Federation of Banks.
	(2)	None of the nominees (i) has engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group Inc.
	(3)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.

Goals and Objectives of Non-Executive Director Nominees

Name	Goals and Objectives
Suk Ho Sonu

•  Carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  Proactively provide advice on the Group’s long-term management strategies and goals to contribute to the Group’s stable growth and creation of values, drawing upon his expertise in finance and risk management accumulated from past experiences as a professor at the School of Business Administration of Hongik University and as the president of financial think tanks such as the Korea Money and Finance Association and the Korea Finance Association, and also his expertise in ESG based on his extensive experience having served for over ten years as a research scholar and the head of corporate governance research at the Korea Corporate Governance Service.

•  Contribute to achieving the Group’s core values by striving to establish a dynamic corporate culture and stabilizing the Group’s corporate governance system, based on his extensive knowledge of the Group’s corporate culture and corporate governance accumulated from his past four years serving as a non-executive director of the Group.

•  Actively participate in the decision-making process of the Board of Directors after procuring and thoroughly examining a sufficient amount of relevant information, maintain independence as a non-executive director and act in the best interests of both the shareholders and customers of the Group.

Myung Hee Choi

•  Carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  Examine the management of the Group to ensure its alignment with the management plans that have been approved by the Board of Directors, and oversee the operation of the Group’s internal control system, drawing upon her expertise in internal controls, having previously served as the Senior Operations Officer at Citibank Korea Inc., a Director at the Financial Supervisory Service, an auditor at the Korea Exchange Bank, as well as her deep understanding of the Group’s non-executive director nominating procedure accumulated through past years of serving as the chairman of the Group’s Non-Executive Director Nominating Committee.

•  Contribute to improving the recommendation and nominating process of the non-executive directors, and provide various opinions to maintain the transparency and objectivity of such process.

•  Actively participate in the decision-making process of the Board of Directors after procuring and thoroughly examining a sufficient amount of relevant information, maintain independence as a non-executive director and act in the best interests of both the shareholders and customers of the Group.

Kouwhan Jeong

•  Carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  Contribute to the rational decision-making process of the Board of Directors by verifying the legitimacy of the resolutions of the Board of Directors to protect the rights of consumers, leveraging his expertise in the legal profession based on his past 40 years of service as a public prosecutor, his expertise in corporate responsibility, consumer sovereignty, and consumer disputes based on his past experiences serving as the Chairperson of the Consumer Dispute Settlement Commission of the Korea Consumer Agency and a Standing Mediator of the Korea Medical Dispute Mediation and Arbitration Agency, as well as his deep understanding of the Group’s compensation system accumulated by serving as the chairman of the Non-Executive Director Nominating Committee.

•  Oversee the Group’s compensation system to ensure that it is operated in a rational and fair manner that encourages the management and employees of the Group to conduct business in a manner that benefits the long-term interests of the Group.

•  Actively participate in the decision-making process of the Board of Directors after procuring and thoroughly examining a sufficient amount of relevant information, maintain independence as a non-executive director and act in the best interests of both the shareholders and customers of the Group.

Name	Goals and Objectives
Seon-joo Kwon

•  Carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  Contribute to achieving the Group’s objective to establish a sound risk management system in times of uncertainties caused by the ongoing COVID-19 pandemic through preemptive inspections and improvements, based on her extensive knowledge of the financial industry accumulated by serving as a General Manager at the Customer Service Center and the F/X Business Department, the Head of Jungbu Region Group, the Vice President and Head of the Card Business Unit, the Head of the Risk Management Group, and as the CEO of the Industrial Bank of Korea, and also by employing her deep understanding of the risk management policy and status of the Group accumulated by serving as the chairman of the Group’s Risk Management Committee.

•  Provide balanced opinions to prevent the management from making decisions biased towards one perspective whenever the Group enters new business fields such as the global business.

•  Actively participate in the decision-making process of the Board of Directors after procuring and thoroughly examining a sufficient amount of relevant information, maintain independence as a non-executive director, and act in the best interests of both the shareholders and customers of the Group.

Gyutaeg Oh

•  Carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  Provide a timely management plan to efficiently utilize the Group’s capital, leveraging his diverse expertise in financial markets and the economy based on his past experience of serving for over 25 years as a professor of Business Administration with a Ph.D. in economics, and his experiences serving as a member of the Financial Development Commission of the Financial Services Commission, the Evaluation and Compensation Committee Chair of the National Pension Service, a member of the Public Funds Oversight Committee and the Sub-Committee Chair of the Financial Services Commission.

•  Contribute to the Group’s leading role in ESG movements, and create sustainable value by frequently monitoring global ESG trends as well as the Group’s own ESG strategy, drawing upon his deep understanding of the Group’s status, strategy and target of ESG obbjectives accumulated by serving as the chairman of the Group’s ESG Committee.

•  Actively participate in the decision-making process of the Board of Directors after procuring and thoroughly examining a sufficient amount of relevant information, maintain independence as a non-executive director and act in the best interests of both the shareholders and customers of the Group.

Jaehong Choi

•  Carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  Provide an extensive array of opinions to allow the Group to become the “No.1 Financial Platform” in an environment of shifting digital trends and increased competition with big tech companies through digital innovations and enhancement of competitiveness, based on his expertise many different fields spanning mobile, platform and metaverse, accumulated from his experiences serving as a non-standing director of Kakao Corp., a judge for the Korea Mobile App. Award, and currently a professor of Multimedia & IT Engineering at Gangneung-Wonju National University.

•  Actively participate in the decision-making process of the Board of Directors after procuring and thoroughly examining a sufficient amount of relevant information, maintain independence as a non-executive director and act in the best interests of both the shareholders and customers of the Group.

The Board of Directors’ Reasons for Recommending the Nominees

Name	Reasons for Recommendation
Jae Keun Lee

•  The nominee was appointed as the President and CEO of Kookmin Bank, the Group’s largest subsidiary, in January 2022 and is a financial expert with extensive knowledge of the banking industry, having served in key roles such as the CFO of KB Financial Group, the Head of the Strategy & Finance Planning Group and the Head of the Sales Group of Kookmin Bank.

•  Furthermore, the nominee contributed immensely to solidifying Kookmin Bank’s position as a leading bank by strengthening the competitiveness of its offline channels, and is also highly trusted and supported by the management and employees for his horizontal leadership embracing the sensitivity of the MZ generation and the digital generation.

•  The nominee satisfies all relevant legal requirements and the Group’s internal requirements to become a non-standing director. The Board of Directors believes that the nominee, based on his extensive experience and expertise, would assist the Board of Directors in making rational decisions by providing opinions and solutions to the various challenges and tasks that the Group may face in the current uncertain environment caused by the ongoing COVID-19 pandemic, and therefore recommends the nominee to be elected as a non-standing director of the Group.

Suk Ho Sonu

•  The nominee is a leading expert in the field of finance and risk management with eminent research achievements in the relevant fields, having served as a professor at the School of Business Administration of Hongik University, the president of the Korea Money and Finance Association, and the president of Korean Finance Association. He also possesses extensive insight about globalization based on his past advisory activities, including as a consultant for the economy of China and Indonesia, and as a consultant to companies that have advanced into Southeast Asian countries. Furthermore, he has extensive experience not only in corporate governance but also in ESG, having served for over ten years as a research scholar and the head of corporate governance research at the Korea Corporate Governance Service.

•  During his tenure as a non-executive director of the Group, the nominee displayed his experience and leadership skills in leading the Board of Directors as the chairman for two years. He also ensured that the Board of Directors fulfilled its purpose of overseeing the management, and closely communicated with the management and other non-executive directors to ensure the development of the Group.

•  The Board of Directors believes that the nominee made admirable contributions to the stabilization of the Group’s governance structure and the management succession program, and to the improvement of the Group’s IB and capital markets businesses by providing timely advice and solutions, and thereby recommends this nominee to be re-elected as a non-executive director of the Group.

Myung Hee Choi

•  The nominee is an expert in finance and internal controls, having previously served as the Senior Operations Officer at Citibank Korea Inc., an auditor at the Korea Exchange Bank and a Director at the Financial Supervisory Service. She possesses extensive knowledge and insight about the finance industry and regulatory risks, based on her experience in various fields. In particular, whenever the Group faced issues relating to internal control or compliance, she leveraged her expertise to analyze the problem and provide reasonable solutions, thereby contributing greatly to the Group as a non-executive director.

•  During her tenure as a non-executive director of the Group, she served admirably as the chairman of the Non-Executive Director Nominating Committee in implementing an exemplary recommendation process and in maintaining the independence and transparency of the committee. Notably, she played an essential role in helping the Group’s Non-Executive Director Nominating Committee become trusted and valued by shareholders and the market, thereby becoming a best practice case in the finance industry in Korea. The nominee also preemptively made changes to the required expertise of potential candidates and has added many new candidates to the Group’s candidate pool of non-executive directors.

•  The nominee helped interested parties to recognize the stability and transparency of the Group’s governance structure by holding various lectures and seminars, and made remarkable contributions to the Group’s growth by providing insightful suggestions as a member of the Board of Directors and its committees, such as strengthening the review process on country risks for global businesses and proposing the adoption of a “Net-zero Policy.” In light of her significant contributions made to the Group, the Board of Directors recommends this nominee to be re-elected as a non-executive director of the Group.

Name	Reasons for Recommendation
Kouwhan Jeong

•  The nominee is a legal expert, having spent 40 years in the legal field, including as a public prosecutor and in the constitutional court of Korea. He also has great expertise in consumer protection, having dealt with a number of related issues while serving as the chairperson of the Consumer Dispute Settlement Commission and as a standing mediator at the Korea Medical Dispute Mediation and Arbitration Agency.

•  During his tenure as a non-executive director of the Group, he played a leading role in maintaining a sound and rational corporate governance structure and also in establishing a transparent management environment by fulfilling his duties based on highly objective and balanced perspectives. Moreover, as an expert in the legal field, he guided the Board of Directors in making reasonable decisions by providing a keen analysis of, and logical opinions about, the Group’s major contracts and enactments/amendments of regulations.

•  As the chairman of the Evaluation and Compensation Committee, the nominee successfully led the committee with his well-balanced leadership to allow it to fulfill its role of establishing compensation policies and frameworks of the Group and its subsidiaries. He also provided essential advice as a member of the Board of Directors and its committees to minimize the legal risks of global businesses, and also proposed improvement tasks for the Group to pre-emptively prepare for the amendments to the Financial Consumer Protection Act. The Board of Directors thereby recommends this nominee to be re-elected as a non-executive director based on his significant contributions to the Group.

Seon-joo Kwon

•  The nominee is an expert in finance management who previously served as the Chairman and CEO of the Industrial Bank of Korea, becoming the first female CEO of a bank in Korea. Prior to becoming a CEO, she held multiple key positions throughout her extensive career at the Industrial Bank of Korea, including in areas of customer satisfaction, foreign exchange business, card operations and risk management. In particular, she possesses outstanding expertise in risk management and excellent management insights.

•  During her tenure as a non-executive director of the Group, she raised practical questions and proposed analytic alternatives to major management issues, and also provided well-balanced opinions to prevent the management from making biased decisions, leveraging her extensive understanding of the industry.

•  The nominee preemptively checked and improved the Group’s risk management system and led the Group’s asset quality to the industry’s highest level. She also made remarkable contributions to the sustainable management of the Group by closely analyzing and proposing solutions to the Group’s risk-related issues, such as examining issues related to the digitalization of credit scoring systems, reviewing and providing solutions about the management environment of PT Bank KB Bukopin, and ascertaining the appropriateness of the issuance of hybrid bonds. In light of her significant contributions made to the Group, the Board of Directors recommends this nominee to be re-elected as a non-executive director.

Gyutaeg Oh

•  The nominee is an expert in finance who has served over 25 years as a professor at the School of Business Administration at Chung-Ang University, and who currently conducts vibrant research activities in the fields of capital markets and financial investments. The nominee has extensive insight into international economics and corporate governance structures, based on his experience serving, among others, as a member of the Financial Development Commission of the Financial Services Commission, the Evaluation and Compensation Committee Chair of National Pension Service, a member of the Public Funds Oversight Committee and the Sub-Committee Chair of the Financial Services Commission.

•  During his tenure as a non-executive director of the Group, he served admirably as the chairman of the ESG Committee, helping the Group become a leader of ESG, enhancing customer trust, and creating sustainable values. The nominee has monitored ESG trends and communicated with the management about ESG-related issues, and as a result, made significant contributions to the Group taking the lead in ESG management both domestically and globally. He has led the Group to consistently receive excellent evaluations from the Korea Corporate Governance Service and the Dow Jones Sustainability Indices.

•  The nominee has proven his expertise in international finance as a member of the Board of Directors and its committees by examining the risks for, and providing solutions to, various issues including the issuance of bonds and global businesses. He has also greatly contributed to the Group’s development by providing advice for the Group’s subsidiaries so that they could share and benchmark each other’s experiences and systems in alternative investments. Based on the nominee’s proven expertise and his great contributions to the Group, the Board of Directors recommends this nominee to be re-elected as a non-executive director of the Group.

Name	Reasons for Recommendation
Jaehong Choi

•  The nominee is a leading ICT expert with a degree in electronic engineering, who currently serves as a professor of the Department of Multimedia & IT Engineering at Gangneung-Wonju National University, and consistently carries out vigorous advisory activities at mobile platform-related companies and institutions. He is also well recognized for his incubating ability in recognizing innovative startups and leading them to establish their companies.

•  The nominee has great insight into the overall IT industry, based on his past experiences serving as a judge for the Korea Mobile App. Award, an advisor at NHN Japan Corp., an advisor at e-Samsung Japan Corp., and his current experience serving as an honorary ambassador at the Seoul Digital Foundation. Furthermore, he has shared the growth journey of Kakao Corp. since the beginning of its start-up stage, and also possesses extensive insight into corporate governance, including the designated roles and responsibilities of a non-executive director.

•  The Board of Directors believes that the nominee will make significant contributions to the sustainable growth and digital innovation of the Group, as well as the Group’s advancements into becoming a “No.1 Leading Platform”, drawing upon his expertise in digital fields including mobile, platforms and the metaverse, his practical business experience, and his knowledge of corporate governance. Therefore, the Board of Directors recommends this nominee to be elected as a non-executive director of the Group.

Agendum 3. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2021	Term of Office
3) Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee	Kyung Ho Kim	12/21/1954	Non-Executive Director Nominating Committee and Audit Committee Member Nominating Committee	100%	1 year

Note: (1)

The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies.

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)(2)(3)

Name	Main Position	Career
Kyung Ho Kim (Re-appointment)	—	• Professor, School of Business Administration, Hongik University (Aug.1991~Feb.2020)
• Non-Executive Director, Citibank Korea Inc. (Mar.2015~Feb.2019)
• Vice President, Hongik University (Mar.2017~Aug.2018)
• Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety (Aug.2016~Dec.2017)
• Advisory Board Member, The Korea Development Bank (Apr.2015~Dec.2017)
• Policy Advisory Member, The Board of Audit and Inspection of Korea (Apr.2014~Dec.2017)
• Public Sector Policy Committee Member, Ministry of the Interior and Safety (Oct.2013~Dec.2017)
• Dean, Graduate School, Hongik University (Aug.2015~Feb.2017)
• National Accounting System Review Member, Ministry of Economy and Finance (Mar.2009~Feb.2017)
• Policy Advisory Member, Ministry of the Interior and Safety (Aug.2013~Aug.2015)
• President, Korea Local Tax Association Co., Ltd. (Feb.2013~Feb.2015)

Note: (1)

Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group Inc., details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group Inc. as well as the website of the Korea Federation of Banks.

(2)	The nominee (i) has not engaged in any transaction with KB Financial Group Inc. in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group Inc.
(3)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Kyung Ho Kim

•  Carry out the designated roles and responsibilities of a non-executive director to fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  Contribute to enhancing the transparency of the Group’s accounting by reviewing the overall accounting policy of the Group, and provide various opinions for the efficient operation of the Group’s internal account control system and internal control over financial reporting, drawing upon his expertise in accounting based on his experiences serving as an accounting professor for over thirty years after receiving a Ph.D. in accounting, at senior positions at the Korea Accounting Standards Board and the Korean Association for Government Accounting, as well as his deep understanding of the roles and responsibilities of the Audit Committee based on his past experience serving as the chairman of the Group’s Audit Committee.

•  Monitor the adequacy of key management decisions fairly and objectively, and ensure that the Group secures the trust of its shareholders and other stakeholders by responsibly serving as a member of the Audit Committee.

•  Actively participate in the decision-making process of the Board of Directors after procuring and thoroughly examining a sufficient amount of relevant information, maintain independence as a non-executive director and act in the best interests of both the shareholders and customers of the Group.

The Board of Directors’ Reasons for Recommending the Nominee, Who Will Serve as a Member of the Audit Committee

Name	Reasons for Recommendation
Kyung Ho Kim

(Recommendation as a Non-Executive Director)

•  The nominee is an accounting expert who has served as an accounting professor for over thirty years after receiving a Ph.D. in accounting. He has also held senior positions at the Korea Accounting Standards Board and the Korean Association for Government Accounting. He is widely recognized for his insights into corporate governance and the overall finance industry based on his experience as a non-executive director in various financial companies.

•  During his tenure as a non-executive director of the Group, he has demonstrated his accounting expertise by analyzing the effects of implementing IFRS17, which is regarded as one of the major risk factors of the domestic insurance industry, and providing practical advice on minimizing such risk. The nominee also proved his extensive expertise in accounting by providing directions for a practical and efficient operation of the Group’s internal account control system and internal control over financial reporting.

•  As the chairman of the Audit Committee, he ensured that the committee was able to fulfill its role of auditing the Group’s operations and assets in an independent and reliable manner. In particular, he took the lead in participating in various audit-related internal and external education programs and seminars to enhance the expertise of the members of the Audit Committee, and has also shown excellent leadership by actively communicating with the external auditors, audit and accounting departments, and the non-executive directors of the subsidiaries. The nominee also greatly contributed to the development of the Group by providing various advices as a member of the Board of Directors and its committees, including advice about the stable securement of capital and the Group’s ESG policy. The Board of Directors thereby recommends this nominee to be elected as a non-executive director of the Group.

•  The nominee satisfies all relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

•  He holds a Ph.D. in accounting and has thirty years of experience as an accounting professor. He is an accounting expert, having previously served as the vice chairman of the Korea Accounting Standards Board and the president of the Korean Association for Government Accounting.

•  Since 2019, he served as the chairman of the Audit Committee and displayed great leadership in maintaining the committee’s independence from management. In particular, he took the lead in participating in various audit-related internal and external education programs and seminars to maximize the function of the Audit Committee.

•  The Board of Directors believes that the nominee will effectively and fairly perform the duties of the Audit Committee based on his expertise and extensive experience, and thereby recommends this nominee to be elected as the member of the Audit Committee.

Agendum 4. Appointment of Members of the Audit Committee, Who Are Non-Executive Directors

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2021	Term of Office

4-1) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Suk Ho Sonu	09/16/1951	Audit Committee Member Nominating Committee	100%	1 year

4-2) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Myung Hee Choi	02/22/1952	Audit Committee Member Nominating Committee	100%	1 year

4-3) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Kouwhan Jeong	09/30/1953	Audit Committee Member Nominating Committee	100%	1 year

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors(1) (2)

Name	Main Position	Career
Suk Ho Sonu (Re-appointment)	• Member of Advisory Committee, Korea Institute of Finance	• Member of Advisory Committee, Korea Institute of Finance (Mar.2018~Present)
• Visiting Professor, School of Business Administration, Hongik University (Mar.2017~Feb.2022)
• President’s Advisory Committee Member, Korea Asset Management Corporation (Dec.2016~Dec.2020)
• Visiting Professor, Business School, Seoul National University (Mar.2017~Feb.2019)
• Visiting Scholar, Korea Institute of Finance (Mar.2017~Feb.2018)
• Assistant Professor/Associate Professor/Professor, School of Business Administration, Dean, Graduate School of Business Administration, Hongik University (Mar.1991~Feb.2017)
• Investment Management Committee Member, Korea Credit Guarantee Fund (Dec.2003~Feb.2017)
• Civil Advisory Committee Member (Financial Services), Ministry of Foreign Affairs (Mar.2002~Dec.2014)
• Research Scholar and Head of Research, Korea Corporate Governance Service (May 2002~Feb.2014)
• Non-Executive Director, LG Fashion Corp. (Nov.2006~Apr.2012)
• Financial Supervision Innovation Initiatives Task Force Member, Office for Government Policy Coordination, Prime Minister’s Secretariat (Apr.2011~Oct.2011)

Myung Hee Choi (Re-appointment)	• Vice President, Korea Internal Control Assessment Institute	• Vice President, Korea Internal Control Assessment Institute (Oct.2011~Present)
• Auditor, Gigalane Corporation (Mar.2014~Mar.2017)
• Self-Evaluation Committee Member, Financial Services Commission (Mar.2005~Apr.2011)
• Vice President, Korea Exchange Bank(Ombudsman) (Mar.2009~Mar.2011)

Kouwhan Jeong (Re-appointment)	• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.	• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Sep.2019~Present)
• President Attorney at Law, Nambujeil Law and Notary Office Inc. (Dec.2017~Sep.2019)
• Attorney at Law, Nambujeil Law and Notary Office Inc. (May 2016~Dec.2017)
• Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency (Apr.2013~Aug.2014)

Note: (1)	None of the nominees (i) has engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group Inc.
(2)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.

The Board of Directors’ Reasons for Recommending the Nominated Members of the Audit Committee, Who Are Non-Executive Directors

Name	Reasons for Recommendation

Suk Ho Sonu

•  The nominee satisfies all relevant legal and internal requirements to be a member of the Audit Committee.

•  He is an expert in finance and risk management with extensive experience in such fields, having served as a finance professor at the School of Business Administration at Hongik University and as a president of the Korea Money and Finance Association and the Korea Finance Association.

•  He contributed to the independent and transparent operation of the Audit Committee as a committee member in 2018, 2019, and 2021. The Board of Directors believes that the nominee will be able to effectively perform the duties of an Audit Committee member based on his prior experience and professional knowledge, and therefore recommends that he be re-elected as a member of the Audit Committee.

Myung Hee Choi

•  The nominee satisfies all relevant legal and internal requirements to be a member of the Audit Committee.

•  She is an expert in finance and internal controls with extensive experience in such fields, having served as an auditor at the Korea Exchange Bank and a director of international cooperation as well as a team leader of banking supervision at the Financial Supervisory Service.

•  Since 2020, as a member of the Audit Committee, she provided numerous suggestions to ensure that the Group’s internal controls and compliance measures were conducted effectively. The Board of Directors believes that the nominee will transparently perform the duties of an Audit Committee member based on her expertise and past experience in finance regulations and financial supervisory system, and therefore recommends that she be re-elected as a member of the Audit Committee.

Kouwhan Jeong

•  The nominee satisfies all relevant legal and internal requirements to be a member of the Audit Committee.

•  The nominee is a legal expert, having spent 40 years in the legal field, including as a public prosecutor and in the constitutional court of Korea. He also has great expertise in consumer protection, having dealt with a number of related issues while serving as the chairperson of the Consumer Dispute Settlement Commission and as a standing mediator at the Korea Medical Dispute Mediation and Arbitration Agency.

•  From 2018 to 2020, he has dutifully served his role as a member of the Audit Committee, providing specific solutions to enhance Group’s subsidiaries’ internal control.

•  The Board of Directors believes that the nominee will fairly perform his duties based on his expertise in the legal field and his practical experience, and therefore recommends that this nominee be re-elected as a non-executive director.

Agendum 5. Approval of the Aggregate Remuneration Limit for Directors

For fiscal year 2022

Number of Directors (Number of Non-Executive Directors)	9 (7)*

Aggregate Remuneration Limit	Won 3.0 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2022. The Board of Directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 30,000 treasury shares will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group Inc. The Board of Directors will approve and ratify the standard and method of allocation and disbursements thereof.

*	The numbers of directors and non-executive directors may change depending on the results of the annual general meeting of shareholders.

For fiscal year 2021

Number of Directors (Number of Non-Executive Directors)	9 (7)

Aggregate Remuneration Paid	Won 1.863 billion*

Aggregate Remuneration Limit	Won 3.0 billion

*

The aggregate remuneration paid in the amount of Won 1.863 billion above does not include long-term incentives paid to standing directors in the amount corresponding to 9,378 shares based on long-term performance evaluation for the period from November 21, 2017 to November 20, 2020, as determined by the Evaluation and Compensation Committee. The amount of such payments did not exceed the limit on long-term incentives, which was already approved by shareholders prior to fiscal year 2021.

Agendum 6. Appointment of a Non-Executive Director (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

Nominee for Non-Executive Director(1)(2)(3)

Name	Date of Birth	Term of Office	Main Position	Career	Nominating Entity
Young Soo Kim (New appointment)	01/03/1960	2 Years	Financial Advisor, Pantra Corporation	• Financial Advisor, Pantra Corporation (Jan.2022~Present)	Shareholder’s proposal (by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)
• Executive Vice President, Korea Overseas Infrastructure & Urban Development Corporation (May.2018~Nov.2021)
• Executive Director and Head of the New Growth Business Finance Group/SME Finance Group, The Export-Import Bank of Korea (Jul.2015~May.2018)
• General Manager, Credit Policy Department, The Export-Import Bank of Korea (Jul.2014~Jun.2015)
• General Manager, Plant Finance Department, The Export-Import Bank of Korea (Jan.2012~Jan.2014)

Note: (1)	The nominee (i) has not engaged in any transactions with KB Financial Group during the past three years and (ii) does not have any relationships with the largest shareholder of KB Financial Group.
(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.
(3)

The above candidate was recommended by shareholders (the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others) pursuant to Article 363-2 of the Commercial Code and Article 33-1 of the Act on the Corporate Governance of Financial Companies.

Goals and Objectives of Non-Executive Director Nominees

Name	Goals and Objectives

Young Soo Kim

•  He is an expert in global finance businesses, having served a long time at the Export-Import Bank of Korea (from employee to executive director) covering various global finance businesses, including overseas project finance projects. He has also accumulated experience in overseas infrastructure, plants, real estate development, investment evaluation, and risk management, based on his past years of service as an executive vice president of the Korea Overseas Infrastructure & Urban Development Corporation.

•  Provide decisions based on his expertise and independence to: realize shareholder value-centered management, constructively check the management, and maintain an independent stand regardless of any interests as being recommend by the shareholders of KB Financial Group

•  As a global finance business expert, contribute to realizing the sustainability of the Group’s global business by reviewing the Group’s direction of global business and enhancing the understanding of the potential risks of the Group’s global business

•  Contribute to the Group’s active communications with its global business partners and shareholders to maintain a friendly global business environment and advising the Group to allow it to share its core values in a shareholder-friendly perspective, based on his personal experiences in overseas financing networks.

Reference Materials: The Board of Directors’ position on Agendum 6 (appointment of a non-executive director), proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

The Board of Directors (the “Board”) of KB Financial Group (the “Group”) has reviewed the proposal made by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others (the “Proposing Party”) to appoint Mr. Young Soo Kim as a non-executive director of the Group (the “Proposal”) in accordance with applicable laws and regulations, and decided to adopt it as an agenda item (Agendum 6) for the Group’s upcoming annual general meeting of shareholders.

The legality of such proposals aside, however, the Board has concluded that the Proposal would not be in the best interest of the Group and its shareholders. As such, the Board recommends that shareholders vote against Agendum 6, which proposes to appoint Young Soo Kim as a non-executive director of the Group, mainly based on the reasons described below.

First, the Group has established and operates a fair and transparent non-executive director nominating process which ensures that non-executive directors can truly secure their independence and that only qualified individuals with various expertise are nominated. Any shareholder of the Group, including the Proposing Party, may propose nominees through this system, which has been applauded by many as an exemplary model of corporate governance. A number of current and former non-executive directors, who have been appointed through this system, have thus far contributed immensely to the Group’s growth and shareholder value. Therefore, the Board believes that all nominees should be evaluated through this rigorous process, and stands in opposition to any nomination made outside this process.

Furthermore, the Non-Executive Director Nominating Committee of the Group has concluded, upon a review of the credentials of Mr. Young Soo Kim, the nominee of Agendum 6, that he may not qualify as a non-executive director under paragraph 1-8 of article 6 of the Financial Company Governance Act of Korea, since he had been employed within the last two years by a company that had certain material transactions with KB Asset Management, one of the Group’s subsidiaries, which may lead to a potential conflict of interest. Nevertheless, the Board ultimately decided to include the Proposal as an agendum for the annual general meeting of shareholders, partly in consideration of the possibility of a dispute in the interpretation of the law above and partly out of respect for the rights of the Group’s shareholders.

The basis upon which the Proposing Party has nominated Mr. Young Soo Kim as a candidate in Agendum 6 is his professional expertise in global business. However, the Board already comprises a balanced group of leading experts in global finance, business management and accounting, in accordance with the Group’s management strategy and in furtherance of its goal of enhancing its global competitiveness. Each of the Board’s non-executive directors has either served at leading financial institutions both domestically and abroad or been highly regarded as an expert in international economics and finance, and based on such experience, has provided diversified and comprehensive advice to the Group regarding its global investments and mergers and acquisitions, which has allowed the Group to expand its networks and enhance its profitability. Accordingly, given the current Board’s expertise and balanced composition, the Board does not believe that the election of an additional non-executive director with expertise in global business would be necessary.

Based on the above reasons, the Board recommends that shareholders vote against Agendum 6, as it would not be in their best interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 7, 2022	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Managing Director and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2021 and 2020

(In millions of Korean won)	December 31, 2021		December 31, 2020
Assets
Cash and due from financial institutions	~~W~~	608,076	~~W~~	23,084
Financial assets at fair value through profit or loss		440,760		474,262
Loans measured at amortized cost		249,128		179,542
Investments in subsidiaries		26,741,438		26,519,880
Property and equipment		4,444		7,730
Intangible assets		16,673		13,267
Net defined benefit assets		221		—
Deferred income tax assets		5,583		3,189
Other assets		805,056		887,537

Total assets	~~W~~	28,871,379	~~W~~	28,108,491

Liabilities
Borrowings	~~W~~	—	~~W~~	100,000
Debentures		5,552,791		6,128,043
Net defined benefit liabilities		—		59
Current income tax liabilities		570,519		716,473
Other liabilities		235,095		178,296

Total liabilities		6,358,405		7,122,871

Equity
Share capital		2,090,558		2,090,558
Hybrid securities		2,837,981		1,695,778
Capital surplus		14,754,747		14,754,747
Accumulated other comprehensive income		(8,330)		(8,032)
Retained earnings		3,974,206		3,588,757
Treasury shares		(1,136,188)		(1,136,188)

Total equity		22,512,974		20,985,620

Total liabilities and equity	~~W~~	28,871,379	~~W~~	28,108,491

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

1

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(In millions of Korean won, except per share amounts)	2021		2020
Interest income	~~W~~	9,392	~~W~~	8,044
Interest income from financial instruments at amortized cost		6,548		3,788
Interest income from financial instruments at fair value through profit or loss		2,844		4,256
Interest expense		(120,469)		(132,437)

Net interest expense		(111,077)		(124,393)

Fee and commission income		975		841
Fee and commission expense		(9,132)		(9,179)

Net fee and commission expense		(8,157)		(8,338)

Net gains on financial instruments at fair value through profit or loss		20,250		12,663

Net other operating income		1,620,238		1,571,239

General and administrative expenses		(85,417)		(71,854)

Operating income before provision for credit losses		1,435,837		1,379,317
Provision for credit losses		(417)		(465)

Net operating income		1,435,420		1,378,852
Net non-operating income		1,165		514

Profit before income tax benefit		1,436,585		1,379,366
Income tax benefit		2,281		49

Profit for the year		1,438,866		1,379,415

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(298)		(368)

Other comprehensive loss for the year, net of tax		(298)		(368)

Total comprehensive income for the year	~~W~~	1,438,568	~~W~~	1,379,047

Earnings per share
Basic earnings per share	~~W~~	3,509	~~W~~	3,482
Diluted earnings per share		3,436		3,438

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

2

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

(In millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2020	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

Comprehensive income for the year
Profit for the year		—		—		—		—		1,379,415		—		1,379,415
Remeasurements of net defined benefit liabilities		—		—		—		(368)		—		—		(368)

Total comprehensive income for the year		—		—		—		(368)		1,379,415		—		1,379,047

Transactions with shareholders
Annual dividends		—		—		—		—		(861,092)		—		(861,092)
Consideration for exchaneable rights		—		—		11,933		—		—		—		11,933
Issuance of hybrid securities		—		1,296,693		—		—		—		—		1,296,693
Dividends on hybrid securities		—		—		—		—		(22,860)		—		(22,860)

Total transactions with shareholders		—		1,296,693		11,933		—		(883,952)		—		424,674

Balance as of December 31, 2020	~~W~~	2,090,558	~~W~~	1,695,778	~~W~~	14,754,747	~~W~~	(8,032)	~~W~~	3,588,757	~~W~~	(1,136,188)	~~W~~	20,985,620

Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,778	~~W~~	14,754,747	~~W~~	(8,032)	~~W~~	3,588,757	~~W~~	(1,136,188)	~~W~~	20,985,620

Comprehensive income for the year
Profit for the year		—		—		—		—		1,438,866		—		1,438,866
Remeasurements of net defined benefit liabilities		—		—		—		(298)		—		—		(298)

Total comprehensive income for the year		—		—		—		(298)		1,438,866		—		1,438,568

Transactions with shareholders
Annual dividends		—		—		—		—		(689,653)		—		(689,653)
Quarterly dividends		—		—		—		—		(292,226)		—		(292,226)
Issuance of hybrid securities		—		1,142,203		—		—		—		—		1,142,203
Dividends on hybrid securities		—		—		—		—		(71,538)		—		(71,538)

Total transactions with shareholders		—		1,142,203		—		—		(1,053,417)		—		88,786

Balance as of December 31, 2021	~~W~~	2,090,558	~~W~~	2,837,981	~~W~~	14,754,747	~~W~~	(8,330)	~~W~~	3,974,206	~~W~~	(1,136,188)	~~W~~	22,512,974

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

3

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(In millions of Korean won)	2021		2020
Cash flows from operating activities
Profit for the year	~~W~~	1,438,866	~~W~~	1,379,415

Adjustment for non-cash items
Depreciation and amortization expense		6,506		4,357
Provision for credit losses		417		465
Share-based payments		9,230		4,034
Net interest expense		4,379		3,705
Valuation losses (gains) on financial assets at fair value through profit or loss		(355)		2,606
Gains on foreign currency transactions		—		(117)
Net other income		(1,668)		(1,162)

		18,509		13,888

Changes in operating assets and liabilities
Due from financial institutions		(90,000)		—
Deferred income tax assets		(2,281)		4,477
Other assets		4,822		(4,631)
Other liabilities		(23,835)		(3,804)

		(111,294)		(3,958)

Net cash inflow from operating activities		1,346,081		1,389,345

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss		(3,061,906)		(4,872,350)
Disposal of financial assets at fair value through profit of loss		3,096,540		4,809,391
Acquisition of subsidiaries		(219,268)		(2,347,543)
Increase in loans measured at amortized cost		(70,000)		(60,000)
Acquisition of property and equipment		(661)		(5,370)
Disposal of property and equipment		194		—
Acquisition of intangible assets		(3,603)		(2,321)
Disposal of intangible assets		3,482		—
Net increase in guarantee deposits paid		(2,358)		(12,678)
Other investing activities		(1,165)		(3,149)

Net cash outflow from investing activities		(258,745)		(2,494,020)

Cash flows from financing activities
Increase in borrowings		—		440,000
Decrease in borrowings		(100,000)		(340,000)
Increase in debentures		389,405		1,537,091
Decrease in debentures		(970,000)		(940,000)
Dividends paid to shareholders		(981,879)		(861,092)
Redemption of principal elements of lease payments		(535)		(610)
Issuance of hybrid securities		1,142,203		1,296,693
Dividends paid on hybrid securities		(71,538)		(22,860)

Net cash inflow (outflow) from financing activities		(592,344)		1,109,222

Net increase in cash and cash equivalents		494,992		4,547
Cash and cash equivalents at the beginning of the year		23,081		18,534

Cash and cash equivalents at the end of the year	~~W~~	518,073	~~W~~	23,081

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

4

Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2021 and 2020

(in millions of Korean won)	December 31, 2021		December 31, 2020
Assets
Cash and due from financial institutions	~~W~~	31,009,374	~~W~~	25,608,842
Financial assets at fair value through profit or loss		66,005,815		61,035,455
Derivative financial assets		3,721,370		5,545,385
Loans measured at amortized cost		417,900,273		377,166,984
Financial investments		104,847,871		98,695,426
Investments in associates and joint ventures		448,718		771,435
Property and equipment		5,239,898		5,433,554
Investment property		2,514,944		2,533,539
Intangible assets		3,266,357		3,351,133
Net defined benefit assets		100,083		50,597
Current income tax assets		98,798		109,772
Deferred income tax assets		159,093		65,058
Assets held for sale		237,318		197,727
Assets of a disposal group held for sale		171,749		—
Other assets		28,174,173		30,155,037

Total assets	~~W~~	663,895,834	~~W~~	610,719,944

Liabilities
Financial liabilities at fair value through profit or loss	~~W~~	12,088,980	~~W~~	11,810,058
Derivative financial liabilities		3,682,258		5,222,897
Deposits		372,023,918		338,580,220
Borrowings		56,912,374		49,827,156
Debentures		67,430,188		62,760,687
Provisions		808,604		714,903
Net defined benefit liabilities		225,521		239,567
Current income tax liabilities		662,672		764,981
Deferred income tax liabilities		1,470,981		1,177,799
Insurance liabilities		57,165,936		54,415,296
Other liabilities		43,130,482		41,804,023

Total liabilities		615,601,914		567,317,587

Equity
Share capital		2,090,558		2,090,558
Hybrid securities		2,838,221		1,695,988
Capital surplus		16,940,231		16,723,589
Accumulated other comprehensive income		1,047,274		630,011
Accumulated other comprehensive income relating to assets of a disposal group held for sale		7,671		—
Retained earnings		25,672,815		22,540,616
Treasury shares		(1,136,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company		47,460,582		42,544,574
Non-controlling interests		833,338		857,783

Total equity		48,293,920		43,402,357

Total liabilities and equity	~~W~~	663,895,834	~~W~~	610,719,944

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

1

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

(in millions of Korean won, except per share amounts)

	2021		2020
Interest income	~~W~~	15,210,878	~~W~~	14,485,747
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		14,620,490		13,826,382
Interest income from financial instruments at fair value through profit or loss		590,388		659,365
Interest expense		(3,981,306)		(4,763,473)

Net interest income		11,229,572		9,722,274

Fee and commission income		5,323,606		4,527,024
Fee and commission expense		(1,698,023)		(1,568,085)

Net fee and commission income		3,625,583		2,958,939

Insurance income		16,107,858		14,386,640
Insurance expense		(15,551,147)		(14,086,647)

Net insurance income		556,711		299,993

Net gains on financial instruments at fair value through profit or loss before applying overlay approach		1,160,981		1,221,610
Losses on overlay adjustments		(165,677)		(210,244)

Net gains on financial instruments at fair value through profit or loss		995,304		1,011,366

Net other operating expenses		(1,923,567)		(1,499,930)

General and administrative expenses		(7,200,853)		(6,814,812)

Operating income before provision for credit losses		7,282,750		5,677,830

Provision for credit losses		(1,185,133)		(1,043,498)

Net operating income		6,097,617		4,634,332

Share of profit (loss) of associates and joint ventures		93,526		(43,750)
Net other non-operating income (expenses)		(109,537)		189,390

Net non-operating income (expenses)		(16,011)		145,640

Profit before income tax expense		6,081,606		4,779,972
Income tax expense		(1,697,225)		(1,264,394)

Profit for the year		4,384,381		3,515,578

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	~~W~~	(45,510)	~~W~~	(13,434)
Share of other comprehensive income (loss) of associates and joint ventures		51		(1)
Gains on equity securities at fair value through other comprehensive income		903,398		822,140
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		13,715		8,819

		871,654		817,524

Items that may be reclassified subsequently to profit or loss:
Currency translation differences		255,907		(187,283)
Losses on debt securities at fair value through other comprehensive income		(924,698)		(356,572)
Share of other comprehensive income (loss) of associates and joint ventures		498		(6,846)
Gains (losses) on cash flow hedging instruments		20,864		(1,264)
Gains (losses) on hedging instruments of net investments in foreign operations		(57,935)		64,269
Other comprehensive loss arising from separate account		(63,814)		(9,683)
Gains on overlay adjustment		120,282		152,125

		(648,896)		(345,254)

Other comprehensive income for the year, net of tax		222,758		472,270

Total comprehensive income for the year	~~W~~	4,607,139	~~W~~	3,987,848

Profit attributable to:
Shareholders of the Parent Company	~~W~~	4,409,543	~~W~~	3,468,448
Non-controlling interests		(25,162)		47,130

	~~W~~	4,384,381	~~W~~	3,515,578

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company	~~W~~	4,610,549	~~W~~	3,966,361
Non-controlling interests		(3,410)		21,487

	~~W~~	4,607,139	~~W~~	3,987,848

Earnings per share
Basic earnings per share	~~W~~	11,134	~~W~~	8,843
Diluted earnings per share		10,890		8,730

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2021 and 2020

(in millions of Korean won)
	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2020	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	—	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Effect of accouting policy change		—		—		—		20,723		—		9,927		—		—		30,650
Restated balance after accounting policy change		2,090,558		399,205		17,122,777		368,744		—		19,719,472		(1,136,188)		585,407		39,149,975
Comprehensive income for the year																		—
Profit for the year		—		—		—		—		—		3,468,448		—		47,130		3,515,578
Remeasurements of net defined benefit liabilities		—		—		—		(13,145)		—		—		—		(289)		(13,434)
Currency translation differences		—		—		—		(162,906)		—		—		—		(24,377)		(187,283)
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		229,899		—		236,648		—		(979)		465,568
Share of other comprehensive loss of associates and joint ventures		—		—		—		(6,847)		—		—		—		—		(6,847)
Losses on cash flow hedging instruments		—		—		—		(1,264)		—		—		—		—		(1,264)
Gains on hedging instruments of net investments in foreign operations		—		—		—		64,269		—		—		—		—		64,269
Other comprehensive loss arising from separate account		—		—		—		(9,683)		—		—		—		—		(9,683)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		8,819		—		—		—		—		8,819
Gains on overlay adjustments		—		—		—		152,125		—		—		—		—		152,125

Total comprehensive income for the year		—		—		—		261,267		—		3,705,096		—		21,485		3,987,848

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(861,092)		—		—		(861,092)
Issuance of hybrid securities		—		1,296,783		—		—		—		—		—		—		1,296,783
Dividends on hybrid securities		—		—		—		—		—		(22,860)		—		(25,658)		(48,518)
Non-controlling interests changes in business combination		—		—		—		—		—		—		—		247,008		247,008
Others		—		—		(399,188)		—		—		—		—		29,541		(369,647)

Total transactions with shareholders		—		1,296,783		(399,188)		—		—		(883,952)		—		250,891		264,534

Balance as of December 31, 2020	~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	630,011	~~W~~	—	~~W~~	22,540,616	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,402,357

Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	630,011	~~W~~	—	~~W~~	22,540,616	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,402,357

Comprehensive income for the year
Profit for the year		—		—		—		—		—		4,409,543		—		(25,162)		4,384,381
Remeasurements of net defined benefit liabilities		—		—		—		(45,742)		—		—		—		232		(45,510)
Currency translation differences		—		—		—		241,273		—		—		—		14,634		255,907
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		201,697		—		(223,928)		—		931		(21,300)
Share of other comprehensive income of associates and joint ventures		—		—		—		549		—		—		—		—		549
Gains on cash flow hedging instruments		—		—		—		20,864		—		—		—		—		20,864
Losses on hedging instruments of net investments in foreign operations		—		—		—		(57,935)		—		—		—		—		(57,935)
Other comprehensive loss arising from separate account		—		—		—		(63,814)		—		—		—		—		(63,814)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		13,715		—		—		—		—		13,715
Gains on overlay adjustments		—		—		—		120,282		—		—		—		—		120,282
Transfer within equity		—		—		—		(7,671)		7,671		—		—		—		—

Total comprehensive income for the year		—		—		—		423,218		7,671		4,185,615		—		(9,365)		4,607,139

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(689,653)		—		—		(689,653)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(292,226)		—		—		(292,226)
Issuance of hybrid securities		—		1,142,233		—		—		—		—		—		—		1,142,233
Dividends on hybrid securities		—		—		—		—		—		(71,537)		—		(24,145)		(95,682)
Non-controlling interests changes in business combination		—		—		—		—		—		—		—		1,994		1,994
Transactions with non-controlling interests		—		—		216,853		(5,955)		—		—		—		(18,306)		192,592
Others		—		—		(211)		—		—		—		—		25,377		25,166

Total transactions with shareholders		—		1,142,233		216,642		(5,955)		—		(1,053,416)		—		(15,080)		284,424

Balance as of December 31, 2021	~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

3

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

(in millions of Korean won)	2021		2020
Cash flows from operating activities
Profit for the year	~~W~~	4,384,381	~~W~~	3,515,578

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss		(274,515)		(566,447)
Net losses (gains) on derivative financial instruments for hedging purposes		213,996		(52,696)
Adjustment of fair value of derivative financial instruments		—		(3,198)
Provision for credit losses		1,185,133		1,043,498
Net losses (gains) on financial investments		97,813		(278,805)
Share of loss (profit) of associates and joint ventures		(93,526)		43,750
Depreciation and amortization expense		850,614		874,911
Amortization expense of VOBA		156,074		173,866
Other net losses (gains) on property and equipment/intangible assets		1,974		(124,218)
Share-based payments		101,935		49,364
Provision for policy reserves		2,761,135		2,709,818
Post-employment benefits		237,315		216,891
Net interest income		256,736		458,210
Gains on foreign currency translation		(665,282)		(116,786)
Gain on a bargain purchase		(288)		(145,067)
Other expenses		721,459		524,742

		5,550,573		4,807,833

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(6,149,781)		(7,139,647)
Derivative financial instruments		39,343		(38,376)
Loans measured at fair value through other comprehensive income		(24,618)		81,803
Loans measured at amortized cost		(41,457,544)		(31,126,636)
Current income tax assets		10,581		(54,539)
Deferred income tax assets		(92,967)		(15,108)
Other assets		(3,724,562)		(9,126,046)
Financial liabilities at fair value through profit or loss		759,989		(3,247,108)
Deposits		32,497,922		27,381,662
Current income tax liabilities		(102,273)		323,313
Deferred income tax liabilities		294,130		(120,023)
Other liabilities		1,314,561		3,216,600

		(16,635,219)		(19,864,105)

Net cash outflow from operating activities		(6,700,265)		(11,540,694)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes		427		(64,177)
Disposal of financial asset at fair value through profit or loss		13,788,604		14,169,758
Acquisition of financial asset at fair value through profit or loss		(12,298,792)		(13,923,371)
Disposal of financial investments		50,825,909		83,143,443
Acquisition of financial investments		(56,633,996)		(92,206,817)
Disposal of investments in associates and joint ventures		678,636		210,266
Acquisition of investments in associates and joint ventures		(261,881)		(515,342)
Disposal of property and equipment		7,016		6,465
Acquisition of property and equipment		(286,613)		(424,862)
Disposal of investment property		177,033		646,263
Acquisition of investment property		(118,961)		(53,196)
Disposal of intangible assets		8,203		14,303
Acquisition of intangible assets		(191,696)		(182,859)
Net cash flows from changes in ownership of subsidiaries		374,992		(1,951,245)
Others		75,105		142,961

Net cash outflow from investing activities		(3,856,014)		(10,988,410)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		5,870		(16,202)
Net increase in borrowings		7,321,582		10,683,659
Increase in debentures		121,767,039		119,705,016
Decrease in debentures		(117,509,585)		(107,760,800)
Increase (decrease) in other payables to trust accounts		(509,106)		2,326,495
Dividends paid to shareholders of the Parent Company		(981,879)		(861,092)
Dividends paid on hybrid securities		(71,537)		(22,860)
Issuance of hybrid securities		1,142,233		1,296,783
Decrease in non-controlling interests		(24,145)		(25,658)
Redemption of principal elements of lease payments		(253,248)		(235,498)
Others		(65,826)		172,433

Net cash inflow from financing activities		10,821,398		25,262,276

Effect of exchange rate changes on cash and cash equivalents		158,249		(171,805)

Net increase in cash and cash equivalents		423,368		2,561,367
Cash and cash equivalents at the beginning of the year		8,685,092		6,123,725

Cash and cash equivalents at the end of the year	~~W~~	9,108,460	~~W~~	8,685,092

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

4